AXE A I TECHNOLOGIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

LEAF & ASSOCIATES, LLC
P.O. BOX 1263 - 357 MARION AVENUE
MANSFIELD, OH 44901
TEL (419) 775-7781

AXE A I TECHNOLOGIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014




LEAF & ASSOCIATES, LLC

P.O. BOX 1263
357 MARION AVE. SUITE B
MANSFIELD, OH 44901-1263
(419) 775-7781

GEORGE J. LEAF, CPA
SHEILA C. GOFF
ANDREW G. LEAF

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 15, 2016

AXE A I Technologies, LLC
Columbus, Ohio

We have reviewed the accompanying statement of assets, liabilities and members' equity-income tax basis of the AXE A I Technologies, LLC (a limited liability company) as of December 31, 2015 and 2014, and the related statements of revenue and expenses, retained earnings and cash flows-income tax basis for the year then ended.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the income tax basis of accounting, as described in Note 1.

Our review was made primarily for the purpose of expressing a conclusion that there are no material modifications that should be made to the financial statements in order for them to be in conformity with the income tax basis of accounting, as described in Note A.

Respectfully submitted,

Leaf & Assoc., LLC

LEAF & ASSOCIATES, LLC

EXHIBIT "A"

AXE A I TECHNOLOGIES, LLC
STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY-INCOME TAX BASIS
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Fixed Assets		
Computer Equipment	$ 3,452	$ 3,452
Less: Accumulated Depreciation	3,211	3,050
Net	$ 241	$ 402
Other Assets		
Patent	$ 750	$ 750
Accumulated Amortization	125	75
Net	$ 625	$ 675
Total Assets	$ 866	$ 1,077

LIABILITIES AND EQUITY

	2015	2014
Current Liabilities		
Accounts Payable	$ 67,258	$ 25,476
Equity		
Members' Equity	(66,392)	(24,399)
Total Liabilities & Equity	$ 866	$ 1,077

Note: See Accountants' Review Report and Notes to Financial Statements

AXE A I TECHNOLOGIES, LLC
STATEMENT OF MEMBERS' EQUITY-INCOME TAX BASIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Members' Equity, Beginning	$(24,399)	$ 1,445
Deduction:		
Net Loss	(41,993)	(25,844)
Members' Equity, Ending	$(66,392)	$(24,399)

Note: See Accountants' Review Report and Notes to Financial Statements

AXE A I TECHNOLOGIES, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 & 2014

	2015	2014
Sales	$ 0	$ 0
Operating Expenses		
Rent	$ 13,505	$ 11,963
Office Supplies	0	1,848
Auto Expense	1,725	2,034
Professional Fees	0	1,000
Telephone	59	1,200
Computer Supplies & Web	187	2,020
Travel	765	863
Research & Development	25,541	1,600
Trade Show Expenses	0	2,300
Advertising	0	648
Amortization	50	50
Depreciation	161	318
Total Expenses	$ 41,993	$ 25,844
Net Loss	$(41,993)	$(25,844)

Note: See Accountants' Review Report and Notes to Financial Statements

AXE A I TECHNOLOGIES, LLC
STATEMENT OF CASH FLOWS-INCOME TAX BASIS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows from Operating Activities		
Net Loss	$ (41,993)	$ (25,844)
Adjustments to Reconcile Net Income (Loss)		
to Net Cash Provided by Operating Activities		
Depreciation & Amortization	211	368
Increase (Decrease) in Accounts Payable	41,782	25,476
Net Cash Provided by Operating Activities	$ 0	$ 0
Cash and Cash Equivalents, Beginning	0	0
Cash and Cash Equivalents, Ending	$ 0	$ 0

Note: See Accountants' Review Report and Notes to Financial Statements

Note #1 - Summary of Accounting Policies

This summary of significant accounting policies of AXE A I Technologies, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Nature of Business
The Company is organized under the laws of the State of Ohio and operates a software development business.

Basis of Accounting
The Company's policy is to prepare its financial statements on the basis of accounting it uses in the preparation of its federal income tax returns, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Accordingly, the accompanying financial statements are not intended to present financial position and results in operation in conformity with generally accepted accounting principles. The primary differences between the Company's accounting basis and generally accepted accounting principles are: (1) Depreciation using federal income tax methods and lives, rather than depreciating the cost of the assets over their estimated useful lives; (2) Use of the direct write-off method for bad debts rather than providing an allowance for uncollectible accounts; (3) Valuing inventory at cost rather than lower of cost or market; (4) Expensing vacation pay when paid rather than when earned by employees. The affect of these departures from generally accepted accounting principles has not been determined. These statements are not intended to present financial position, results of operations and cash flow in accordance with generally accepted accounting principles.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. This includes cash on hand, cash in checking accounts, and investments in money market accounts.

Note #1 - Summary of Accounting Policies (Con't)

Property, Plant and Equipment
All fixed assets are stated in the balance sheet at cost, less depreciation taken to date. Assets are depreciated using the modified accelerated cost recovery system (MACRS) method prescribed by the Internal Revenue Service.

The following tax lives are being used for depreciation:

Machinery and Equipment	7 years
Furniture and Equipment	7 years
Computers	5 years
Vehicles	5 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense for the years ended December 31, 2015 and 2014 is $ 318 and $ 161.

Use of Estimates
The preparation of financial statements require management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could vary from those estimates.

Advertising
The Company expenses advertising costs as the expenses are incurred. There were none in 2015.

Note #3 - Concentration of Credit Risk

Currently, the Company does not have financial instruments with off-balance-sheet risk.

Note #4 - Federal Income Tax

The company has a book net and tax loss of $ (41,993).

As of December 31, 2015 and 2014, the Company does not have any unrecognized tax benefits in its financial statements. During the years ended December 31, 2015 and 2014, the Company has not incurred any significant interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

Note #5 - Subsequent Events

Management has evaluated subsequent events through June 15, 2016, the date for which these financial statements are available to be issued.